Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-172554 and 333-172554-01

C-Tracks Exchange-Traded Notes Based on the Performance of the Citi Volatility Index Total Return

C-Tracks Linked to the CVOLT Index

The C-Tracks Exchange-Traded Notes (the "C-Tracks") linked to the Citi Volatility Index Total Return ("CVOLT" or "the Index") seek to provide investors with an investable means to gain directional exposure to the implied volatility of large-cap U.S. stocks.

The Index methodology combines a daily rolling long exposure to the third- and fourth-month futures contracts (the "VIX futures contracts") on the CBOE Volatility Index® (the "VIX Index") with a short exposure to the S&P 500® Total Return Index.

The Index aims to produce daily returns more correlated to the VIX Index than a portfolio of VIX futures contracts and with a similar magnitude to the daily returns of the VIX Index.

There can be no assurance, however, that the Index will produce the best correlation to the VIX Index or a similar magnitude to the returns of the VIX Index.

Note Details

NYSE Arca Ticker:	CVOL UP Equity
Intraday Indicative Value:	CVOLN Index
Notes Outstanding:	CVOLSO Index
Underlying Index:	CVOLT Index
CUSIP	17316G727
Fee	1.15% per annum
(based on Closing Indicative Value and Daily Index Factor)	
Inception Date	11/12/2010
Maturity Date	11/12/2020

Website: www.c-tracksetns.com

Why Gain Directional Exposure to Implied Volatility?

The VIX Index is a widely followed indicator of US large cap equity volatility. The VIX Index reflects a weighted average of constant-maturity option prices and, hence, is not a tradable index. It tracks the 30-day implied volatility of a large range of options (across different strikes) based on the main US equities benchmark, the S&P 500® Index.

Exposure to volatility through CVOLT may have several applications for various types of investors.

- **Ongoing Hedging**: Negative correlation between equity returns and volatility suggests that exposure to volatility is a good hedging method.
- **Directional**: Positions can be taken with respect to general risk sentiment across different capital markets through volatility.
- **Access**: Volatility is an asset class in its own right with unique characteristics.

Contact Us:

Institutional Investors:	1-212-723-7873
Financial Advisors and Private Bankers:	1-212-723-7288

Private investors should call their financial advisor or private banker.

October 5, 2011

Index Performance

Citi Volatility Index Total Return (CVOLT) Performance

The Index was established on October 27, 2010 with a base date of December 20, 2005 based on historical VIX futures contracts and S&P 500® Total Return Index closing levels. Prior to November 2006, not all third- and fourth-month VIX futures contracts on the VIX Index were listed and for the purpose of historical index calculations the index sponsor made certain assumptions in interpolating VIX futures contracts from nearby listed contracts as described further in the Final Prospectus.

The Index performance presented here is back-tested using the Index methodology described above but with data from December 20, 2005 (or, in the case of the VIX futures contracts, interpolated from December 20, 2005 to November 2006). It is not a historical performance, and therefore has no actual track record. The back-tested Index performance is shown here to illustrate how the Index methodology operates using historical examples. It is not in any way a prediction of future performance.


Closing Levels of CVOLT*
40000
35000
30000
25000
20000
15000
10000
5000
0
Index Level
Dec-05
Apr-06
Aug-06
Dec-06
Apr-07
Aug-07
Dec-07
Apr-08
Aug-08
Dec-08
Apr-09
Aug-09
Dec-09
Apr-10
Aug-10
Dec-10
Apr-11
Aug-11
Date

*The index was established on Oct. 27, 2010 with a base date of Dec. 20, 2005

Source: Citi, Bloomberg.
Past performance is not indicative of future returns.

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Index Performance

Citi Volatility Index Total Return's Relationship to VIX Index vs. Other Indices

The Index methodology is designed to produce daily returns more correlated to the VIX Index than a portfolio of VIX futures and with a higher beta of daily returns. The C-Tracks linked to the Index is *not designed to be a buy-and-hold investment*, but instead offers an exposure to the implied volatility of large-cap U.S. stocks aiming to replicate the returns of the VIX Index. **However, the Index is not the VIX Index and the Index methodology may not produce better correlations or betas to the VIX Index than other types of securities**.

The Citi Volatility Index Total Return has exhibited (based on backtested data) ***similar correlation and higher daily beta to the VIX Index*** than both the S&P 500 VIX Short-Term Futures™ Index Total Return ("SPVXSTR") and S&P 500 VIX Mid-Term Futures™ Index Total Return ("SPVXMTR"). These indices are the basis for VXX and VXZ, respectively.

However, the correlations and beta presented below are based on back-tested data from December 20, 2005 as described above and are not actual historical performances. Using a different range of data will produce different correlations and betas. Neither beta nor correlation is in any way a prediction of future performance.

Performance Metrics	CVOLT Index*	VXX**	VXZ**
Correlation to VIX since December 20, 2005	85%	88%	80%
Beta to VIX since December 20, 2005	78%	44%	21%

*The index was established on Oct. 27, 2010 with a base of Dec. 20, 2005

**Data for VXX and VXZ is based on SPVXSTR and SPVXMTR, respectively

Correlation: A measure that indicates how two securities move in relation to each other. Correlation ranges between -100% and +100%. Higher historical correlations indicate that the performance of securities have moved in a similar direction over time, while lower historical correlations indicate that the performance of securities have moved in a dissimilar direction over time.

Beta: A measure of the magnitude and direction of the movement of one security (dependant variable) relative to the magnitude and direction of the movement of another security (independent variable). Beta is an indicator of the sensitivity of one security's movement relative to another security.

See formulas for correlation and beta on page 6.

Source: Citi, Bloomberg. Past performance is not indicative of future returns.

Illustration of Correlation and Beta

The following are two hypothetical examples of the performance of two securities that have a relatively high correlation.

In example 1, the two securities have a 92% correlation and Security 2 has an 86% beta to Security 1. ?In example 2, the two securities have a 86% correlation and Security 2 has a 27% beta to Security 1.

These example are for illustration purposes only. They are not exhaustive and two securities with the same correlation and beta may not follow the same paths. They do not reflect, nor suggest the performance of C-Tracks or any other financial instrument.

Example 1: High Correlation, High Beta

250

Security 1 Security 2 200

Level 150 Security 100 50

0

1 4 7 10 13 16 19 2 2 2 5 2 8 3 1 3 4 3 7 4 0 4 3 4 6 4 9 5 2 5 5 5 8 6 1 6 4 6 7 7 0 7 3 7 6 7 9 8 2 8 5 8 8 9 1 9 4 9 7

In this hypothetical example, the correlation of 92% and beta of 86% result in relatively similar magnitude and direction of movement in Security 2, given the performance of Security 1.

Example 2: High Correlation, Low Beta

250

Security 1 Security 2 200

Level 150 Security 100 50

0

1 4 7 10 13 16 19 2 2 2 5 2 8 3 1 3 4 3 7 4 0 4 3 4 6 4 9 5 2 5 5 5 8 6 1 6 4 6 7 7 0 7 3 7 6 7 9 8 2 8 5 8 8 9 1 9 4 9 7

In this hypothetical example, the correlation of 86% and beta of 27% result in relatively similar direction of movement but smaller magnitude of movement in Security 2, given the performance of Security 1.

Source: Citi. Hypothetical performance is not indicative of future returns.

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Index Construction

CVOLT is based on a long exposure to a portfolio of VIX futures and a short exposure to the S&P 500® Total Return Index (“SPXT”).

CVOLT provides an exposure to a rolling portfolio of the 3rd and 4th month VIX futures contracts. The exposure is rolled from the shorter-dated to the longer-dated contract linearly on a daily basis (only counting business days).

The daily calculation of the Index is two times the daily return of the portfolio of VIX futures plus a multiple (which will be between 0 and -2.5) of the daily return of the SPXT, adjusted for funding. Thus, the return derived from the position in SPXT will be that of a neutral or short position in SPXT.

The multiple on the exposure to the daily SPXT returns, adjusted for funding, is reset monthly, according to a regression of a 6-month backward-looking window of the difference between VIX Index daily returns and two times the daily returns of the portfolio of VIX futures vs. SPXT daily returns, adjusted for funding. The multiple is capped at 0 and floored at –2.5.

Citi’s Volatility Index Total Return

2x Portfolio of VIX Futures Daily Return

Multiple SPXT Daily Return, adjusted for funding

Treasury Bill Return

Portfolio of VIX futures contracts rolled on a daily basis

Multiple determined monthly based on 6 -month backward looking linear regression

Total Return Index

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Key Risks

The following is a non-exhaustive list of certain key risk factors for investors in the C-Tracks. ***These are not all the risks.*** *For further discussion of these and other risks, you should read the section entitled "Risk Factors Relating to the C-Tracks" in the related final pricing supplement and "Risk Factors" in the related prospectus supplement. We also urge you to consult with our investment, legal, tax, accounting and other advisers before you invest in the C-Tracks.*

- No guaranteed return of principal
- No interest payments
- There may be significant daily fluctuations in the level of the Index, which will affect the value of the C-Tracks.
- The Index has an unproven track record; the Index performance is backtested.
- Negative "roll yields" of the futures contracts included in the Index may cause the Index value to decline significantly over time, which will affect the value of the C-Tracks.
- The level of the VIX Index has historically reverted to a long-term mean level; any increase in the spot level of the VIX Index likely will not continue over time.
- Because of the investor fee, even if the level of the Index on the final valuation period end date, mandatory redemption valuation period end date or applicable valuation date is greater than it was at the time of your investment, you may receive less than the purchase price of your C-Tracks.
- Any decline in VIX futures contracts and/or increase in the S&P 500® Total Return Index may result in a loss on an accelerated basis.
- The Index may not be the most accurate measure of S&P 500® volatility.
- To submit your C-Tracks for redemption at your option, you must make the request with respect to at least 50,000 C-Tracks.
- The payment at maturity or upon mandatory redemption is based upon a declining exposure to the Index over a valuation period.
- The C-Tracks are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings and credit spreads may adversely affect the market value of the C-Tracks.
- There may not be an active trading market in the C-Tracks; sales in the secondary market may result in significant losses.

Formulas for Calculation of Correlation and Beta

$$Correlation = \frac{\sum_{k=1}^{N} x_k \cdot y_k}{\sqrt{\sum_{k=1}^{N} x_k^2 \cdot \sum_{k=1}^{N} y_k^2}}$$

$$Beta = \frac{\sum_{k=1}^{N} x_k \cdot y_k}{\sum_{k=1}^{N} x_k^2}$$

Where:

N = the number of observations in the observation period
x_k = the daily return of Security 1 on observation *k*
y_k = the daily return of Security 2 on observation *k*

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Free Writing Prospectus

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a final pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the final pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the final pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

License Agreement

S&P and Citigroup Global Markets have entered into a limited, non-exclusive, worldwide, and non-transferable right to use the price of futures contracts on the VIX, the VIX values, the S&P 500® Index and the following trademarks “Standard & Poor’s®”, “S&P®”, “S&P 500®” , “Standard & Poor’s 500™”, “CBOE Volatility Index”, “CBOE” and “VIX” in connection with certain financial instruments, including the C-Tracks. “Standard & Poor’s®”, “S&P®”, “S&P 500®” and “Standard & Poor’s 500™” are trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and have been licensed for use by Citigroup Global Markets Inc., “CBOE Volatility Index”, “CBOE” and “VIX” are trademarks of the CBOE and have been licensed for use by Standard & Poor’s. The C-Tracks are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and neither Standard & Poor’s nor CBOE make any representation regarding the advisability of investing in the C-Tracks. Citigroup Global Markets Inc. acknowledges that neither CBOE nor S&P sponsor, endorse or promote the Index or the CVOL ER Index or any products issued, sold, or traded by Citigroup Global Markets Inc. or any third party that have the price of futures contracts on the VIX (the “CBOE Values”) or the Index or CVOL ER Index as their underlying interest. Standard & Poor’s Financial Services LLC (“S&P”) only relationship to Citigroup Global Markets Inc., if any, is that it has licensed the CBOE Values to Citigroup Global Markets Inc. and CBOE’s only relationship to S&P with respect to any such products and/or the Index or the CVOL ER Index, if any, is that CBOE has agreed that S&P may license the CBOE Values. CBOE has no obligation to take the needs of persons having an interest in any such products into consideration in determining, composing or calculating the CBOE Values. Neither S&P nor CBOE has any obligation or liability in connection with the administration, marketing or trading of any such products.

CBOE OBTAINS INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF CBOE VALUES FROM SOURCES WHICH CBOE CONSIDERS RELIABLE, BUT CBOE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF SUCH VALUES OR ANY DATA INCLUDED THEREIN AND CBOE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. CBOE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ANY ENTITY FROM THE USE OF SUCH VALUES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE ISSUANCE, SELLING OR TRADING OF ANY SUCH RODUCTS, OR FOR ANY OTHER USE. CBOE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND

EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO ANY CBOE VALUES. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL CBOE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES, ARISING OUT OF THE USE OF CBOE VALUES OR ANY DATA INCLUDED THEREIN OR THE ISSUANCE, SELLING OR TRADING OF ANY PRODUCTS THAT HAVE A CDI AS THEIR UNDERLYING INTEREST.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE FINAL PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Final Pricing Supplement filed on November 16, 2010: http://www.sec.gov/Archives/edgar/data/831001/000119312510261990/d424b2.htm Prospectus Supplement filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm Prospectus filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Investment Products Not FDIC Insured May Lose Value No Bank Guarantee

Citi